Exhibit 99-B.8.65
Form of
ING PARTNERS, INC.

SHAREHOLDER SERVICING AGREEMENT
Class T Shares

This SHAREHOLDER SERVICING AGREEMENT is being entered into as of the 31st day of August, 2005 between ING Partners, Inc. (the "Fund"), in respect of the Class T Shares of its Portfolios set forth on Schedule A hereto, and ING Life Insurance and Annuity Company (the "Service Organization"). In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

1. Pursuant to the terms of this Agreement, the Service Organization, itself, or through other financial institutions or other intermediaries, will provide shareholder support services (including personal services and the maintenance of shareholder accounts) to the Fund and the holders of the Class T Shares of its Portfolios set forth on Schedule A hereto. These services shall include, but are not limited to, the following functions: (i) aggregating and processing purchase and redemption requests and placing net purchase and redemption orders with our transfer agent; (ii) providing shareholders with a service that invests the assets of their accounts pursuant to specific or pre-authorized instructions; (iii) processing dividend payments; (iv) providing information periodically to shareholders showing their positions in Class T Shares; (v) arranging for bank wires; (vi) responding to shareholder inquiries relating to the services performed by you; (vii) providing subaccounting with respect to Class T Shares or the information to us necessary for subaccounting; (viii) if required by law, forwarding shareholder communications from us (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices); (ix) providing office space, equipment, telephone facilities and various personnel, including clerical, supervisory and computer personnel, as necessary or beneficial to establish and maintain shareholder accounts and records; and (x) providing such other similar services as we may reasonably request to the extent you are permitted to do so under applicable statutes, rules or regulations.

2. To compensate the Service Organization for the services it provides and the expenses it bears hereunder, the Fund will, on behalf of each Portfolio listed on Schedule A, pay the Service Organization a service fee (the "Service Fee") accrued daily and paid promptly (but in any event within three business days) after the last day of each calendar month, at the applicable annual rate set forth on Schedule A of the average daily net assets of the Class T Shares of such Portfolios listed on such Schedule A (computed in the manner specified in the Fund's registration statement, as the same is in effect from time to time, in connection with the computation of the net asset value of Class T Shares for purposes of purchases and redemptions). The Service Fee paid under this Agreement is intended to qualify as a "service fee" as defined in Section 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc. (or any successor provision) as in effect from time to time. The Service Organization may retain such other financial institutions or other intermediaries as it deems necessary to aid it in the provision of the shareholder support services required to be provided hereunder, and in connection with any such retention may compensate such financial institutions or other intermediaries as it deems appropriate. In no event, however, will the Fund have any liability for payment of the Service Fee to any person other than the Service Organization.

If this Agreement is terminated as of any date not the last day of a calendar month, then the fee payable to the Service Organization shall be paid promptly (but in any event within three business days) after such date of termination.

3. This Agreement shall continue in effect for one year from the date of its execution, and thereafter for successive periods of one year if this Agreement is approved at least annually by the Directors, including a majority of the Directors who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of this Agreement (the "Disinterested Directors"). This Agreement is terminable, without penalty, at any time by the Fund (which termination may be by a vote of a majority of the Fund's Disinterested Directors) or by the Service Organization upon notice to the Fund.

4. Notwithstanding paragraph 3, this Agreement may be terminated at any time, without the payment of any penalty, by the Service Organization, on the one hand, or by the vote of a majority of the Disinterested Directors, on the other, on not more than thirty (60) days written notice.

5. Any agreement entered into pursuant to this Agreement shall be in writing and shall be subject to termination as provided in Section 4.

6. This Agreement may be amended at any time (including for the purpose of making modifications to Schedule A hereto) by a written instrument executed by the Service Organization and the Fund.

7. This Agreement shall be construed in accordance with the laws of the State of Maryland and is non-assignable by the parties hereto.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of the date first written above.

ING Partners, Inc.

By:
Name:	Robert S. Naka
Title:	Senior Vice President

ING Life Insurance and Annuity Company

By:
Name:	Laurie M. Tillinghast
Title:	Vice President

SCHEDULE A

Class T Shares of the following Portfolios:	Annual Rate

ING Solution 2015 Portfolio	0.25%
ING Solution 2025 Portfolio	0.25%
ING Solution 2035 Portfolio	0.25%
ING Solution 2045 Portfolio	0.25%
ING Solution Income Portfolio	0.25%